                                                               EXHIBIT 99(A)(11)

THE THOMSON CORPORATION
Toronto Dominion Bank Tower, Suite 2706
PO Box 24, Toronto-Dominion Centre
Toronto, Ontario M5K 1A1
Tel (416) 360-8700    Fax (416) 360-8812
www.thomson.com

NEWS RELEASE

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
            INVESTOR CONTACTS:                       MEDIA CONTACTS:
            ------------------                       ---------------
            John Kechejian                           Jason C. Stewart
            Vice President, Investor Relations       Director, Public Relations
            (203) 328-9470                           (203) 328-8339
            john.kechejian@thomson.com               jason.stewart@thomson.com

            Ron Benanto                              David Scott
            Vice President, Chief Financial Officer  Vice President, Marketing
            (781) 229-3000                           (781) 229-3000
            ron.benanto@newsedge.com                 david.scott@newsedge.com

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                  THE THOMSON CORPORATION ANNOUNCES COMPLETION
                 OF CASH TENDER OFFER FOR NEWSEDGE CORPORATION
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    TORONTO, SEPTEMBER 26, 2001--The Thomson Corporation (TSE:TOC) announced today the completion of the cash tender offer by its indirect wholly owned subsidiary, InfoBlade Acquisition Corporation, for all of the outstanding shares of common stock of NewsEdge Corporation (NASDAQ:NEWZ). InfoBlade has accepted for purchase and payment all shares of NewsEdge common stock validly tendered and not properly withdrawn prior to the expiration of the cash tender offer.

    The tender offer expired, as scheduled, at 12:00 midnight (EDT) on Tuesday, September 25, 2001. Based on a preliminary count; approximately 17,687,928 shares (including through notices of guaranteed delivery) of NewsEdge common stock (constituting approximately 95% of the issued and outstanding shares of NewsEdge common stock) had been validly tendered and not withdrawn. All of the conditions to complete the cash tender offer have been satisfied. InfoBlade shall promptly pay US$2.30 per share, net to the seller in cash, for all of the shares of NewsEdge common stock validly tendered and not properly withdrawn prior to the expiration of the cash tender offer.

    In the second step of the acquisition, Thomson plans to merge InfoBlade and NewsEdge, with NewsEdge as the continuing entity. As a result, each share of NewsEdge common stock not previously purchased in the tender offer will be converted into the right to receive US$2.30 per share, net to the seller in cash, except for those shares held by NewsEdge stockholders who seek appraisal of their shares pursuant to applicable provisions of Delaware law. Under applicable law, the proposed merger is not subject to the approval of the remaining outstanding stockholders of NewsEdge.

    The Thomson Corporation (www.thomson.com), with 2000 revenues of approximately US$6 billion, is a leading, global e-information and solutions company in the business and professional marketplace. The Corporation's common shares are listed on the Toronto and London stock exchanges.